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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Ballard Power Systems Inc.

We consent to the inclusion in this annual report on Form 40-F of:

–

our auditors' report dated February 19, 2008 on the consolidated balance sheets of Ballard Power Systems Inc. (the "Company") as at December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007.

–	our Report of Independent Registered Public Accounting Firm dated February 19, 2008 on the effectiveness of internal control over financial reporting as of December 31, 2007 each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.

We also consent to the incorporation by reference of such reports in the Registration Statements (Nos. 333-104193, 333-102364, 333-99077, 333-98009, 333-97561, 333-97559, 333-89414, 333-89088, 333-89064, 333-108775, 333-117771) on Form S-8 of Ballard Power Systems Inc.

Chartered Accountants

Vancouver, Canada
March 12, 2008

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